Exhibit 21.1

Subsidiaries of Western Sierra Bancorp

        The following are the subsidiaries of the Registrant. All of the subsidiaries listed below are wholly-owned by the Registrant, except for WSNB Investment Trust, which is a wholly-owned subsidiary of Western Sierra National Bank.

  Western Sierra National Bank, a national banking association

  Lake Community Bank, a California banking corporation

  Central California Bank, a California banking corporation

  Auburn Community Bank, a California banking corporation

  Sentinel Associates, Inc., a California corporation

  Western Sierra Statutory Trust I, a Connecticut statutory business trust

  Western Sierra Statutory Trust II, a Connecticut statutory business trust

  Western Sierra Statutory Trust III, a Delaware statutory business trust

  Western Sierra Statutory Trust IV, a Delaware statutory business trust

  WSNB Investment Trust, a Maryland real estate investment trust